UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

John M. Limongelli
Senior Vice President,
General Counsel and Secretary
Adolor Corporation
700 Pennsylvania Drive
Exton, PA 19341
(484) 595-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz
Ian A. Hartman
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA  19104
(215) 994-4000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 2 (this “Amendment No. 2”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as originally filed with the Securities and Exchange Commission (“SEC”) on November 7, 2011, and amended on November 10, 2011, by Adolor Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 2 relate to the tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated November 7, 2011, filed by the Purchaser and the Parent, to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash, plus one non-transferable contingent payment right for each Share, which represents the right to receive up to $4.50 in cash if specified regulatory and/or commercial milestones are achieved within agreed upon time periods, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011, and in the related Letter of Transmittal, dated November 7, 2011, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding the following to the end of the text under the heading “Recent Developments”:

“Additionally, on November 10, 2011, a purported stockholder of the Company filed a lawsuit in the Court of Chancery of the State of Delaware against the Company, each member of the Company Board, Parent and the Purchaser (the “Raymond Complaint”). This action purports to be brought individually by the plaintiff, Jessica Raymond, and on behalf of all of the Company’s stockholders. The suit alleges that each member of the Company Board breached his fiduciary duties owed to the Company’s stockholders in connection with the Offer and the Merger and further alleges that Parent and Purchaser aided and abetted the Company Board’s breach of fiduciary duties. The complaint seeks, among other things, injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescission of the Offer or awarding recissory damages to the plaintiff and the class. Additionally, the complaint seeks an award of damages and costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

The foregoing summary and the information are qualified in their entirety by reference to the Raymond Complaint, a copy of which has been filed as Exhibit (e)(37) hereto and is incorporated herein by reference.

Additionally, on November 10, 2011, a purported stockholder of the Company filed a lawsuit in the United States District Court for the Eastern District of Pennsylvania against each member of the Company Board, Parent and the Purchaser (the “Cassel Complaint”). This action purports to be brought individually by the plaintiff, William Cassel, and on behalf of all of the Company’s stockholders. The suit alleges that each member of the Company Board violated section 14(e) of the Exchange Act and the rules promulgated thereunder and further alleges that each defendant either breached its fiduciary duties or aided in the breach of fiduciary duties. The complaint seeks, among other things, to enjoin the Offer and the Merger, or, in the event the Offer and the Merger have been consummated prior to the court’s entry of final judgment, the award of damages.  Additionally, the complaint seeks an award of costs and disbursements, including a reasonable allowance for attorneys’ and experts’ fees. The Company and the Company Board believe the allegations in the complaint are without merit.

The foregoing summary and the information are qualified in their entirety by reference to the Cassel Complaint, a copy of which has been filed as Exhibit (e)(38) hereto and is incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description
(e)(37)	Complaint filed on November 10, 2011 in Court of Chancery of the State of Delaware.
(e)(38)	Complaint filed on November 10, 2011 in United States District Court for the Eastern District of Pennsylvania.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADOLOR CORPORATION

By:	/s/ John M. Limongelli
Name:	John M. Limongelli
Title:	Sr. Vice President, General Counsel and Secretary

Dated: November 14, 2011